SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Final Results part 4

European Embedded Value (EEV) basis results

Operating profit based on longer-term investment returnsi

Results analysis by business area
		2010	2009
	Note	£m	£mv
Asian operations
New business:
Excluding Japan	2	902	725
Japaniv		(1)	(12)
Total		901	713
Business in force	3	549	392
Long-term business		1,450	1,105
Asset management		72	55
Development expenses		(4)	(6)
Total		1,518	1,154
US operations
New business	2	761	664
Business in force	3	697	569
Long-term business		1,458	1,233
Broker-dealer and asset management		22	4
Total		1,480	1,237
UK operations
New business	2	365	230
Business in force	3	571	640
Long-term business		936	870
General insurance commission		46	51
Total UK insurance operations		982	921
M&G		284	238
Total		1,266	1,159
Other income and expenditure
Investment return and other income		30	22
Interest payable on core structural borrowings		(257)	(209)
Corporate expenditure		(220)	(203)
Charge for share-based payments for Prudential schemes		(3)	(5)
Charge for expected asset management marginii		(44)	(38)
Total		(494)	(433)
Solvency II implementation costs iii		(46)	-
Restructuring costsiii		(28)	(27)
Operating profit based on longer-term investment returnsi		3,696	3,090
Analysed as profits (losses) from:
New business:
Excluding Japan	2	2,028	1,619
Japaniv		(1)	(12)
Total		2,027	1,607
Business in force	3	1,817	1,601
Long-term business		3,844	3,208
Asset management		378	297
Other results		(526)	(415)
Total		3,696	3,090

Notes
i
EEV basis operating profit based on longer-term investment returns excludes the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions.  In addition, for 2010, operating profit excludes costs associated with the terminated AIA transaction and the gain arising upon the dilution of the Group's holding in PruHealth.  For 2009, operating profit excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns and the profit on sale and results of the sold Taiwan agency business.

The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these results.

ii
The value of future profits or losses from asset management and service companies that support the Group's covered businesses are included in the profits for new business and the in-force value of the Group's long-term business. The results of the Group's asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margins for the period on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

iii
Restructuring costs comprise the charge of £(26) million recognised on an IFRS basis and an additional £(2) million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-profits fund (2009: £(23) million on an IFRS basis and an additional £(4) million on the EEV basis). For 2010, Solvency II implementation costs comprise the charge of £(45) million recognised on an IFRS basis and an additional £(1) million recognised on the EEV basis.

iv
New business profits for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group.

v	Exchange translation
The comparative results have been prepared using previously reported average exchange rates for the year.

Summarised consolidated income statement

		2010	2009
	Note	£m	£m
Operating profit based on longer-term investment returns
Asian operations		1,518	1,154
US operations		1,480	1,237
UK operations:
UK insurance operations		982	921
M&G		284	238
		1,266	1,159

Other income and expenditure		(494)	(433)
Solvency II implementation costs		(46)	-
Restructuring costs		(28)	(27)
Operating profit based on longer-term investment returns		3,696	3,090
Short-term fluctuations in investment returns	4	(30)	351
Mark to market value movements on core borrowings	9	(164)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit
pension schemes		(11)	(84)
Effect of changes in economic assumptions	5	(10)	(910)
Costs of terminated AIA transaction	6	(377)	-
Gain on dilution of holding in PruHealth	18	3	-
Profit on sale and results for Taiwan agency business	19	-	91
Profit from continuing operations before tax (including actual		3,107	1,743
investment returns)
Tax attributable to shareholders' profit	11	(530)	(481)
Profit from continuing operations after tax before non-controlling interests		2,577	1,262
Discontinued operations (net of tax)		-	(14)
Profit for the year		2,577	1,248

Attributable to:
Equity holders of the Company		2,573	1,245
Non-controlling interests		4	3
Profit for the year		2,577	1,248

Earnings per share (in pence)

	Note	2010	2009

From operating profit based on longer-term investment returns, after related tax
and non-controlling interests of £2,700m* (2009: £2,221m)	12	106.9p	88.8p
Based on profit after tax and non-controlling interests of £2,573m
(2009: £1,245m)	12	101.9p	49.8p
* excluding an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities - see note 11.

Dividends per share (in pence)

		2010	2009
Dividends relating to reporting year:
Interim dividend (2010 and 2009)		6.61p	6.29p
Final/second interim dividend (2010 and 2009)		17.24p	13.56p
Total		23.85p	19.85p
Dividends declared and paid in reporting year:
Current year interim dividend		6.61p	6.29p
Second interim/final dividend for prior year		13.56p	12.91p
Total		20.17p	19.20p

Movement in shareholders' equity (excluding non-controlling interests)
	Note	2010	2009
		£m	£m
Profit for the year attributable to equity shareholders		2,573	1,245
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		659	(761)
Related tax		34	11
Dividends		(511)	(481)
New share capital subscribed (including shares issued in lieu of cash
dividends)		75	141
Reserve movements in respect of share-based payments		37	29
Treasury shares:
Movement in own shares held in respect of share-based payment plans		(4)	3
Movement in Prudential plc shares purchased by unit trusts
consolidated under IFRS		3	(3)
Mark to market value movements on Jackson assets backing surplus and
required capital (gross movement)		105	205
Related tax		(37)	(72)
Net increase in shareholders' equity	10	2,934	317
Shareholders' equity at beginning of year (excluding non-controlling interests)	7,10	15,273	14,956
Shareholders' equity at end of year (excluding non-controlling interests)	7,10	18,207	15,273

		2010 £m			2009 £m
Comprising:	Note	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total

Asian operations:
Net assets of operations		7,445	197	7,642	5,781	161	5,942
Acquired goodwill		236	61	297	80	61	141
	7	7,681	258	7,939	5,861	222	6,083

US operations:
Net assets of operations		4,799	106	4,905	4,122	95	4,217
Acquired goodwill		-	16	16	-	16	16
	7	4,799	122	4,921	4,122	111	4,233

UK insurance operations:
Net assets of operations		5,970	33	6,003	5,439	37	5,476

M&G:
Net assets of operations		-	254	254	-	173	173
Acquired goodwill		-	1,153	1,153	-	1,153	1,153
		-	1,407	1,407	-	1,326	1,326
	7	5,970	1,440	7,410	5,439	1,363	6,802

Other operations:
Holding company net borrowings at
market value	9	-	(2,212)	(2,212)	-	(1,780)	(1,780)
Other net assets (liabilities)		-	149	149	-	(65)	(65)
	7	-	(2,063)	(2,063)	-	(1,845)	(1,845)
Shareholders' equity at end of year
(excluding non-controlling interests)	7	18,450	(243)	18,207	15,422	(149)	15,273
Representing:
Net assets		18,214	(1,473)	16,741	15,342	(1,379)	13,963
Acquired goodwill		236	1,230	1,466	80	1,230	1,310
		18,450	(243)	18,207	15,422	(149)	15,273

Net asset value per share (in pence)						2010	2009
Based on EEV basis shareholders' equity of £18,207 million (2009: £15,273 million)						715p	603p
Number of issued shares at year end (millions)						2,546	2,532
Return on embedded value*						18%	15%

* Return on embedded value is based on EEV operating profit after tax and non-controlling interests (adjusted to exclude an exceptional tax credit of £158 million (as shown in note 11) as a percentage of opening EEV basis shareholders' equity.

Summary statement of financial position
		2010	2009
	Note	£m	£m
Total assets less liabilities, before deduction for insurance funds		231,667	201,501
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of
with-profits funds		(223,636)	(195,230)
Less shareholders' accrued interest in the long-term business		10,176	9,002
		(213,460)	(186,228)
Total net assets	7,10	18,207	15,273

Share capital		127	127
Share premium		1,856	1,843
IFRS basis shareholders' reserves		6,048	4,301
Total IFRS basis shareholders' equity	7	8,031	6,271
Additional EEV basis retained profit	7	10,176	9,002
Shareholders' equity (excluding non-controlling interests)	7,10	18,207	15,273
*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Notes on the EEV basis result

1      Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).
The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.
The EEV basis results for 2010 and 2009 have been derived from the EEV basis results supplement to the Company's statutory accounts for 2010. The supplement included an unqualified audit report from the auditors.

a      Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.
      The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.
      With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). A small amount of UK group pensions business is also not modelled for EEV reporting purposes.
      SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.
      As regards PSPS, the deficit funding liability attaching to the shareholder-backed business is included in the total for Other operations, reflecting the fact that the deficit funding is being paid for by the parent company, Prudential plc.

b      Methodology
i      Embedded value
Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

•	present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital;
- the time value of cost of options and guarantees
•	locked-in required capital; and
•	shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.
      Notwithstanding the basis of presentation of results (as explained in note 1c(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 1c(i).

Valuation of in-force and new business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.
      Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Principal economic assumptions

For the Group's UK and US operations, the 2010 and 2009 EEV basis results have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed income securities (the 'active' basis).

For Asian operations, the 2009 EEV basis results for Japan, Korea and US dollar denominated business written in Hong Kong were determined on the 'active' basis. For other Asian countries the investment return assumptions and risk discount rates for 2009 were based on an assessment of longer-term economic conditions (the 'passive' basis).
In 2010, the approach has been altered to determine the EEV basis results for all Asian territories on an active basis of economic assumption setting, in line with the Group's other operations, and reflecting the fact that markets in a number of Asian countries are becoming increasingly developed.

For those Asian operations whose EEV basis results were previously determined on the 'passive' basis of economic assumption setting, the effect of the change in 2010 to move to an 'active' basis is as follows:
£m
Pre-tax operating profits from:
New business (note 2)	5
Business in-force (note 3)	(58)
Total	(53)
Effect on short-term fluctuations in investment returns and changes in economic assumptions	16
Total profit before tax	(37)
Shareholders' funds as at 31 December 2010	(39)

For 2010 and 2009, for all the Group's operations, expected returns on equity and property asset classes are derived by adding a risk premium, based on the long-term view of Prudential's economists to the risk free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

New Business
The contribution from new business represents profits determined by applying operating assumptions as at the end of the year.
      In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders' equity as they arise.
      The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.
      However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held for the longer-term.
      Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.
      The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
      Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees
Nature of options and guarantees in Prudential's long-term business
Asian operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.
      Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequent with market conditions are written in the Korean life operations and also are a feature of the UOB in-force book acquired in 2010. The amounts of these policies written in these operations are much smaller than the amounts of similar policies written by the Taiwan Life business which was sold in the first half of 2009, as detailed in note 19.

US operations (Jackson)
The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business.
      Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (2009: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 31 December 2010, 83 per cent (2009: 82 per cent) of the account values on fixed annuities relates to policies with guarantees of 3 per cent or less. The average guarantee rate is 2.9 per cent (2009: 3.0 per cent).
      Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.
      Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). Jackson reinsures and hedges these risks using equity options and futures contracts.  These guarantees generally protect the policyholder's value in the event of poor equity market performance.
      Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF.
      With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £24 million (2009: £31 million) at 31 December 2010 to honour guarantees on a small amount of guaranteed annuity option products.
      Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.
      The Group's main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £336 million (2009: £284 million) was held in SAIF at 31 December 2010 to honour the guarantees.  As SAIF is a separate sub-fund of the Prudential Assurance Company long-term fund which is attributable to policyholders of the fund, the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).
      Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 16.

ii      Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

•	Asian operations: the level of required capital has been set at the higher of local statutory requirements and the economic capital requirement;
•
US operations: the level of required capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

•
UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which for 2010 and 2009 was Pillar I.

iii Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.
      Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.
      The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market and non-credit risks are considered to be diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.
      The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.
      Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for credit risk is to cover:

•     expected long-term defaults;
•     credit risk premium (to reflect the volatility in default levels); and
•     short-term downgrades and defaults.

These allowances are initially reflected in determining best-estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.
      The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asian operations
For Asian operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

US business
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.
      The risk discount rate incorporates an additional allowance for credit risk premium and short-term defaults for general account business of 150 basis points and for variable annuity business of 30 basis points to reflect the fact that a proportion of the variable annuity business is allocated to the general account.
      The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK business
a     Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.
      In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and additional short-term default allowance are incorporated into the risk margin included in the discount rate.

b     With-profit fund PAL annuity business
For UK annuity business written by PAL the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business and includes provision for short-term defaults and credit risk premium. The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

c     With-profit fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.
      A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses.  For the Group's US business and UK business for other than shareholder-backed annuity, no additional allowance is necessary.  For UK shareholder-backed annuity business, an additional allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance.  For the Group's Asian operations in China, India, Indonesia, Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

iv     Management actions
In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.
      In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

v     With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profit funds of the Group's Asian operations.

vi     Pension costs
The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes.
      Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that apply the principles of IFRIC 14, providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset.
      Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders' 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on the Scottish Amicable Pension Scheme are reflected as part of UK operations and for other defined benefit schemes the adjustments are reflected as part of 'Other operations', as shown in note 7.
      Separately, the projected cash flows of in-force covered business include the cost of contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

vii     Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

viii     Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year-end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

c     Accounting presentation
i     Analysis of profit before tax
To the extent applicable, presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns and, except as explained in note 1c(iv) below, the unwind of discount on the value of in-force business.  Operating results include the impact of routine changes of estimates and non-economic assumptions.
      Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.
      In addition, for 2010, the Company incurred costs associated with the terminated AIA transaction and the Group's holding in PruHealth was diluted.  The effect of both of these items has been shown separately from operating profits based on longer-term investment returns.
      In 2009, during the severe equity market conditions experienced in the first quarter, coupled with historically high equity volatility, the Group incurred non-recurrent costs from an exceptional short-dated hedge to protect against potential tail events on the Group IGD capital position in addition to regular operational hedging programmes. These costs incurred in 2009 have been shown separately within short-term fluctuations in investment returns. Also, in June 2009, the Group completed the disposal of the Taiwan agency business. The effect of this disposal and the results of the Taiwan agency business have been presented separately outside of the operating result.

ii     Operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 1c (iv) below.
      For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of year-end risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in force adjusted to reflect year-end projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is reflected in the result for the year. In general, the effect is booked in operating results.

iii     Effect of changes in operating assumptions
Operating profits include the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

iv     Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.
      For UK insurance operations the amount included within operating results based on longer-term investment returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1b(v) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.

v     Pension costs
Profit before tax
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in note 1b(iv) and (v), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses
For pension schemes in which the IAS 19 position reflects the difference between the assets and liabilities of the scheme, actuarial and other gains and losses comprise:

•	the difference between actual and expected return on the scheme assets;
•	experience gains and losses on scheme liabilities;
•	the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
•	for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses includes the movement in estimates of deficit funding requirements.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results based on longer-term investment returns.

vi     Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

vii     Taxation
The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK the effective rate applied for 2010 is 27 per cent (2009: 28 per cent).  For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business.  The overall tax rate includes the impact of tax effects determined on a local regulatory basis.  For Asia, similar principles apply subject to the availability of taxable profits.

viii     Inter-company arrangements
The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

ix     Foreign exchange rates
Foreign currency results have been translated as discussed in note 1b(viii), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 31 Dec 2010	Average rate for 2010	Closing rate at 31 Dec 2009	Average rate for 2009	Opening rate at 1 Jan 2009
China	10.32	10.46	11.02	10.70	9.86
Hong Kong	12.17	12.01	12.52	12.14	11.14
India	70.01	70.66	75.15	75.70	70.05
Indonesia	14,106.51	14,033.41	15,171.52	16,173.28	15,799.22
Korea	1,776.86	1,786.23	1,880.45	1,989.75	1,810.92
Malaysia	4.83	4.97	5.53	5.51	5.02
Singapore	2.01	2.11	2.27	2.27	2.07
Taiwan	45.65	48.65	51.65	51.65	47.28
US	1.57	1.55	1.61	1.57	1.44

x Discontinued operations
The charge of £(14) million in 2009, which is net of £nil tax, reflected completion adjustments for a previously disposed business.
2 Analysis of new business contributionnote iv

	Year ended 31 Dec 2010
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution
						New business margin
	New business premiums					note i
	Single	Regular	note i	note i	notes ii,iii	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operationsnotes v, vi	1,104	1,391	1,501	7,493	902	60	12.0
US operationsnote vii	11,417	22	1,164	11,572	761	65	6.6
UK insurance operationsnote viii	5,656	254	820	6,842	365	45	5.3
Total	18,177	1,667	3,485	25,907	2,028	58	7.8

	Year ended 31 Dec 2009
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution
						New business margin
	New business premiums					note i
	Single	Regular	note i	note i	notes ii,iii	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operationsnote v	785	1,131	1,209	5,982	725	60	12.1
US operationsnote vii	8,885	24	912	9,048	664	73	7.3
UK insurance operationsnote viii	4,768	246	723	5,902	230	32	3.9
Total	14,438	1,401	2,844	20,932	1,619	57	7.7

	New business margin
	(APE) %
	2010	2009
Asian operations:note v
China	47	50
Hong Kong	74	70
India	20	19
Indonesia	75	73
Korea	31	44
Taiwan	13	18
Other	79	87
Weighted average for all Asian operations	60	60

Notes
i
New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APE are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

ii
In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

iii
New business contributions represent profits determined by applying operating assumptions as at the end of the year. In general, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect is for UK shareholder-backed annuity business. For other business within the Group end of period economic assumptions are used.

iv	The amounts shown in the tables are translated at average exchange rates for the period.

v
The tables above include new business for the Taiwan bank distribution operation. New business excludes the Taiwan Agency business, which was sold in June 2009 (as explained in note 19) and the Japanese insurance operations, in which the Company ceased selling new business from 15 February 2010.

vi
The new business contribution in 2010 of £902 million for Asian operations includes a benefit of around £5 million arising from the application of the 'active' basis of economic assumption setting rather than the previously applied basis of an assessment of longer-term economic conditions, as described in note 1b.

vii
The decrease in new business margin for US operations from 2009 to 2010 primarily reflects the changes to the assumed new business spread margins for Fixed Annuity and Fixed Index Annuity business as described in note 16a.

viii	The increase in new business margin for UK operations from 2009 to 2010 primarily reflects the signing of a bulk annuity buy-in insurance agreement.

3 Operating profit from business in force

Group Summary

	Year ended 31 Dec 2010
	Asian operations	US operations	UK operations
	note i	note ii	note iii	Total
	£m	£m	£m	£m
Unwind of discount and other expected returns	573	369	550	1,492
Effect of change in operating assumptions	(23)	3	(3)	(23)
Experience variances and other items	(1)	325	24	348
Total	549	697	571	1,817

	Year ended 31 Dec 2009
	Asian operations	US operations	UK operations
	note i	note ii	note iii	Total
	£m	£m	£m	£m
Unwind of discount and other expected returns	489	344	588	1,421
Effect of change in operating assumptions	(12)	101	-	89
Experience variances and other items	(85)	124	52	91
Total	392	569	640	1,601

Notes

Analysis by business unit
i Asian operations
	2010	2009
	£m	£m
Unwind of discount and other expected returnsa	573	489
Effect of change in operating assumptions:
Mortality and morbidityb	89	26
Expensec	(62)	(32)
Persistencyd	(75)	(78)
Othere	25	72
	(23)	(12)
Experience variance and other items:
Mortality and morbidityf	45	52
Expenseg	(39)	(43)
Persistencyh	(48)	(76)
Other i	41	(18)
	(1)	(85)
Total Asian operationsj	549	392

Notes

a	The increase in unwind of discount and other expected returns from £489 million for 2009 to £573 million for 2010 mainly arises from the growth in the opening value of the in-force book.
b
The credit of £89 million (2009: £26 million) for mortality and morbidity assumption changes mainly arises in Indonesia of £72 million comprising £36 million for relaxation of morbidity assumptions and £36 million  to reflect recent experience in relation to protection benefits provided by unit-linked policies. The favourable effect of £26 million in 2009 primarily arises in Indonesia of £24 million reflecting recent experience.

c
The charge of £(62) million in 2010 for expense assumption changes includes a charge in Korea of £(40) million, to reflect higher policy maintenance costs. Also included for 2010 is a charge of £(16) million in Malaysia relating to altered maintenance expense assumptions. The charge of £(32) million for strengthened expense assumptions in 2009 arises principally in Hong Kong of £(23) million with the balance arising across the regions.

d
The charge of £(75) million in 2010 for the effect of changes in persistency assumptions mainly arises in Indonesia (£(33) million), Malaysia (£(26) million) and India (£(24) million) partly offset by a credit in Hong Kong (£16 million). The charge in Indonesia of £(33) million primarily relates to Shariah and single premium policies for which lower renewal rates have been experienced. The charge in Malaysia of £(26) million reflects altered premium holiday and other lapse assumptions and the charge in India of £(24) million represents changes in the paid-up assumption on linked business.
The negative effect of the change in persistency assumptions of £(78) million in 2009 are mainly a direct consequence of the impact on policyholders' savings behaviour from adverse economic and market conditions, arising mostly with investment related products, principally in Korea (£(25) million), Indonesia (£(24) million) and Hong Kong (£(12) million).

e
The credit of £72 million for other assumption changes in 2009 comprises the one-off positive impact of £69 million for altered projected net of tax cash flows arising from a regulatory reclassification of health and protection products in Hong Kong, a credit of £13 million for the effect of altered application of the Group's EEV methodology and a net charge of £(10) million for other items. The £13 million effect comprises adjustments for asset management margins in Indonesia and Korea of £37 million and a charge of £(24) million to better align the assumed capital requirement with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam, and other minor adjustments with a neutral net effect.

f
The favourable effect of £45 million in 2010 (2009: £52 million) for mortality and morbidity experience variances reflects better than expected experience, most significantly in Hong Kong, Singapore and Malaysia.

g
The expense experience variance of £(39) million in 2010 (2009: £(43) million) includes a charge of £(18) million (2009: £(16) million) for expense overruns for operations which are at a relatively early stage of development, for which actual expenses are in excess of those factored into the product pricing. Also included in 2010 is £(9) million arising in Taiwan (2009: £(8) million) reflecting over-runs whilst the business rebuilds scale following the sale of the Agency business and in 2009, an expense variance of £(10) million arose in Korea, reflecting the lower level of sales in the period.

h
The negative persistency experience variance of £(48) million in 2010 mainly arises in India of £(27) million relating to higher paid-ups and surrenders on unit-linked business and in Malaysia of £(26) million for higher partial withdrawals on unit-linked business  as customers sought to monetise a proportion of their funds following two years of exceptional returns.

The charge of £(76) million in 2009 relating to negative persistency experience arises across the region with the largest impacts in Korea (£(29) million), India (£(11) million) and Japan (£(9) million).

i
The credit of £41 million in 2010 for other experience and other items includes a credit of £24 million arising in Indonesia for the impact of additional riders being added to in-force policies during the year, funded from the policyholder unit linked account balances.

j
The in-force operating profit for 2010 of £549 million reflects the effect of setting economic assumptions on an 'active' basis rather than the previously applied 'passive' basis as described in note 1(b), the impact of which was to lower in-force operating profits in 2010 by £58 million, principally for altered unwind of discount.

ii    US operations

	2010	2009
	£m	£m
Unwind of discount and other expected returnsa	369	344
Effect of changes in operating assumptions:
Guaranteed Minimum Withdrawal Benefit (GMWB) policyholder behaviourb	-	156
Mortalityc	10	33
Variable Annuity (VA) feesd	27	(13)
Othere	(34)	(75)
	3	101
Experience variances and other items:
Spread experience variancef	158	(3)
Amortisation of interest-related realised gains and lossesg	82	59
Expenseh	32	40
Mortalityi	21	32
Persistencyj	23	7
Other	9	(11)
	325	124
Total US operations	697	569

 Notes
a
The increase in unwind of discount and other expected returns from £344 million for 2009 to £369 million for 2010 primarily represents an increase in the return on net worth arising from a higher opening value between 1 January 2009 and 1 January 2010.

b
The positive impact of the change in GMWB policyholder behaviour assumptions of £156 million for 2009 reflects the altered assumptions relating to the utilisation of withdrawal features available to policyholders on Variable Annuity (VA) contracts which have been modified to take account of the more recent experience of policyholder behaviour when benefits are 'in the money'. Previously, policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were in the money. For 2009, the assumption was altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels.

c
The credit of £10 million for updates to mortality assumptions in 2010 represents a credit of £29 million for business other than variable annuity, reflecting recent experience, partially offset by a negative effect on variable annuity business of £(19) million for a change in the modelling of mortality rates. The £33 million credit for mortality in 2009 primarily reflects lower mortality rates for the Life of Georgia business, based upon actual experience since the acquisition of the business in 2005.

d
The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the size and mix of VA funds. The credit of £27 million for 2010 reflects an increase in the projected level of fees paid by policyholders, according to the current fund mix. The negative effect of the change in 2009 of £(13) million represents a reduction in the level of fees.

e
The charge of £(34) million for other operating assumption changes in 2010 includes a credit of £4 million for the overall effect of changes to persistency assumptions and the net effect of a number of items including a charge of £(19) million for the altered projection of life reserves run-off.  The effect of other changes in assumptions in 2009 of £(75) million primarily represents the negative impact of changes in persistency assumptions of £(53) million, reflecting an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business of £(29) million and £(24) million for the effect of other altered lapse rates, in line with experience.

f
The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The spread experience variance in 2010 is a positive £158 million, arising principally from transactions undertaken in the year to more closely match the overall asset and liability duration the effect of which is expected to persist in 2011 but at a reduced level.

g
The amortisation of interest-related gains and losses reflects the same treatment applied to the supplementary analysis of IFRS profit. When bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits. The increase in amortisation of interest-related gains and losses from £59 million in 2009 to £82 million in 2010 reflects the increased level of realised gains in the second half of 2009, on which  a full year's amortisation is recognised in 2010.

h	The positive expense experience variance of £32 million (2009: £40 million) primarily represents favourable experience variance relating to marketing expenses.
i	The positive mortality experience variance of £21 million (2009: £32 million) primarily relates to life products.
j	The positive persistency experience variance of £23 million primarily arises from favourable experience on annuity and institutional business.

iii UK insurance operations
	2010	2009
	£m	£m
Unwind of discount and other expected returnsa	550	588
Effect of changes in operating assumptions:
Updated mortality assumptions, net of release of marginsb	(40)	-
Expensec	37	-
	(3)	-
Effect of change in UK corporate tax rated	41	-
Other itemse	(17)	52
Total UK insurance operations	571	640

 Notes

a
The decrease in unwind of discount and other expected returns from 2009 of £588 million to £550 million in 2010 mainly arises from the impact of the reduction in discount rates, reflecting the decrease in gilt rates of 0.4 per cent.

b
The Continuous Mortality Investigation (CMI) model and Core Projection parameters have been reviewed and a custom parameterisation of the CMI model has been made where some aspects of the pattern of convergence from current rates of improvements to long-term rates of improvement have been altered. The assumption change shown above of a charge of £(40) million represents the effect of the implementation of the custom parameterisation on the opening value of in-force business at 1 January 2010, offset by the effects of other mortality assumption changes and the release of margins on the base mortality assumptions.

c	The credit of £37 million in 2010 for changes in operating expense assumptions relates to renewal expense assumptions on shareholder backed annuity business.

d
At 31 December 2010 a change to reduce the UK corporate tax rate from 28 per cent to 27 per cent with effect from 1 April 2011 had been enacted in the legislative process.  The effect of the change in the corporate tax rate of £41 million represents the pre-tax benefit arising from the change in projecting the tax cash flows attaching to in-force business.

e
The credit of £52 million in 2009 includes a credit of £22 million for the effects of rebalancing the UK annuity business asset portfolio backing the liabilities to policyholders, reflecting the altered value arising from the revised projected yield and allowances for default risk.

4 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

	2010	2009
	£m	£m
Insurance operations:
Asianote i	287	437
USnote ii	(678)	(401)
UKnote iii	336	445
Other operations:
IGD hedge costsnote iv	-	(235)
Othernote v	25	105
Total	(30)	351

Notes
i	Asian operations	2010	2009
		£m	£m
	Indonesia	55	40
	Hong Kong	51	113
	Taiwan	40	20
	Malaysia	37	40
	Singapore	16	159
	Other operations	88	65
		287	437

For 2010 short-term fluctuations for Asian operations of £287 million primarily reflect the favourable performance in equity markets across the territories.  The short-term fluctuations for other operations in 2010 of £88 million include an unrealised gain of £30 million on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan, which at 31 December 2010 was valued at £100 million.  For 2009, the short-term fluctuations in investment returns in Asia of £437 million reflect the effect of strong equity market performance in particular for participating business and unit-linked business where the in-force value benefits from increases in shareholder transfers and from the capitalisation of increased projected fees due to the higher asset base at the end of the year.

ii	US operations
	The fluctuations for US operations comprise the following items:
		2010	2009
		£m	£m
	Actual realised losses less default assumption and amortisation of interest-related gains and losses for fixed income securities and related swap transactionsa	(351)	(367)
	Actual less long-term return on equity based investments and other itemsb	5	(144)

Investment return related (loss) gain due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns, net of related hedging

	activity for equity related productsc	(332)	110
		(678)	(401)

Notes
a
The charges relating to fixed income securities for 2010 of £(351) million and 2009 of £(367) million shown above primarily represent the excess of credit-related losses in the year on the US statutory basis over the amortisation of interest-related gains and longer-term default assumption included within operating profit, together with for 2010, the impact of de-risking activities within the portfolio.

b
The charge in 2009 of £(144) million for actual less long-term return on equity based investments and other items primarily relates to the shortfall of actual return against the expected return on investments in limited partnerships.

c
This item arises due to the market returns, net of related hedging activity, being higher or lower than the assumed longer-term rate of return. This gives rise to higher or lower than expected period end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For 2010 the US equity market returns were 14.5 per cent compared to the assumed longer-term rate of 6.8 per cent for the period which was more than offset by the impact of hedging activity.  For 2009 the US equity market returns were approximately 24 per cent compared to the assumed longer-term rate of 7.4 per cent for the period.

iii	UK insurance operations
	The short-term fluctuations in investment returns for UK insurance operations represents:
		2010	2009
		£m	£m
	With-profitsa	218	430
	Shareholder-backed annuityb	84	(40)
	Unit-linked and otherc	34	55
		336	445

Notes
a
For with-profits business the credit for 2010 of £218 million reflects the positive 12.0 per cent actual investment return on the investments of the PAC with-profits fund (covering policyholder liabilities and unallocated surplus) against the assumed long-term rate of 6.7 per cent.  The credit of £430 million for 2009 reflects the positive variance of 8.6 per cent against the assumed long-term investment return.

b
Short-term fluctuations in investment returns for shareholder-backed annuity business include gains (losses) on surplus assets relative to the expected return due to a fall (rise) in yields, the difference between actual and expected default experience and mismatching profits and losses arising from the impacts of changes in yields on assets and liabilities of differing durations. The short-term fluctuations in investment returns for 2010 of a credit of £84 million represent better than expected default experience of £64 million, higher than expected gains arising on surplus assets of £55 million, partially offset by mismatching losses of £(21) million, and other impacts of £(14) million. The charge of £(40) million for 2009 represents mismatching losses of £(105) million, partially offset by better than expected default experience of £22 million with the remaining balance of £43 million consisting of positive movements in other asset values partially offset by losses on surplus assets.

c
The credit of £34 million for 2010 (2009: credit of £55 million) primarily relates to unit-linked business representing the increase in capitalised value of future fees arising from the positive movements in market values experienced during the relevant reporting periods.

iv	IGD hedge costs

        During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

v    Other operations
      Short-term fluctuations in investment returns of other operations, in addition to the previously discussed IGD hedge costs for 2009, arise from:

	2010	2009
	£m	£m
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	(25)	28
Unrealised value movements on Prudential Capital bond portfolio	48	66
Unrealised value movements on investments held by other operations	2	11
	25	105

5 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within the profit from continuing operations before tax (including actual investment returns) arise as follows:
	2010	2009
	£m	£m
Asian operationsnote i	(71)	(174)
US operationsnote ii	(1)	(518)
UK insurance operationsnote iii	62	(218)
Total	(10)	(910)

Notes
i
The charge of £(71) million in Asian operations for the effect of changes in economic assumptions in 2010 primarily represents the effect of derisking certain asset portfolios in Hong Kong and Singapore of £(73) million, together with the impact of the reduction in fund earned rates and risk discount rates as shown in note 16(a), including the effect of altering the basis of setting economic assumptions to the 'active' basis as described in note 1(b). The charge for 2009 of £(174) million primarily reflects increases in risk discount rates and fund earned rates, with the largest impact arising for Hong Kong US dollar denominated business arising from the increase in US dollar government bond yields, partly offset by a credit of £96 million for the effect of altered economic assumptions for Indonesia and Korea arising from a change in the application of the Group's methodology for these operations (as discussed in note 16a).

ii
The charge of £(1) million for the effect of changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, for US operations for 2010 reflects the following:

	2010	2009
	£m	£m
Effect of changes in treasury rates, beta and equity risk premium:a
Fixed annuity and other general account business	111	(398)
Variable Annuity (VA) business	(112)	181
Increase in risk margin allowance for credit riskb	-	(301)
	(1)	(518)

Notes

a      For Jackson, the charge for the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1b(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.
        For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate. Secondary effects on the cash flows also result from changes to assumed future yield and resulting policyholder behaviour.  For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets from which fees are charged. For 2010, the effect of these changes resulted in an overall credit for fixed annuity and other general account business of £111 million and a charge of £(112) million for VA business reflecting the reduction of 0.6 per cent in the risk-free rate (as shown in note 16a).
        For 2009, the effect of these changes resulted in an overall charge for fixed annuity and other general account business of £(398) million and an overall credit on VA business of £181 million, reflecting the increase in the risk-free rate of 1.6 per cent.

b    For 2010 and 2009, the Group has included an additional allowance for credit risk. In determining this allowance a number of factors were considered. These factors, in particular, include:
      i        How much of the credit spread on debt securities represents an increased credit risk not reflected in the Risk Margin Reserve (RMR) long-term default assumptions, and how much is liquidity premium. In assessing this effect consideration has been given to a number of approaches to estimating the liquidity premium by considering statistical data over the four years from 2006 to 2009, and
      ii       Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit loss to policyholders (subject to guarantee features) through lower crediting rates. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.
      After taking these and other more detailed factors into account and, based on market conditions in late 2009, the risk discount rate for general account business was increased by 150 basis points as an additional allowance for credit risk. For VA business, the additional allowance increase was set at 20 per cent of the non-VA business increase to reflect the fact that a proportion of the VA business is allocated to general account holdings of debt securities. For 2010 these additional allowances have been maintained at 2009 levels.  The additional allowance to be applied in future reporting periods will be altered, as necessary, for future credit conditions and as the business in force alters over time.

iii    The effect of changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, of a credit of £62 million for UK insurance operations for 2010 comprises the effect of:

	2010 £m			2009 £m
	Shareholder-backed annuity business	With-profits and other business	Total	Shareholder-backed annuity business	With- profits and other business	Total
	note a	note b		note a	note b
(Decrease) increase in expected long-term rates of return	(102)	(80)	(182)	(284)	191	(93)
Decrease (increase) in risk discount rates	55	183	238	240	(311)	(71)
Other changes	(6)	12	6	25	(79)	(54)
	(53)	115	62	(19)	(199)	(218)

Notes
a
For 2010, the effects of decreases in expected long-term rates of return and risk discount rates for shareholder-backed annuity business primarily reflect the reduction in gilt rates of 0.4 per cent, as shown in note 16a. In 2009, the overall charge of £(19) million reflects the effects of regular economic assumption changes. However, the amounts for the component line items shown above reflect a change in the composition of the default allowance between best estimate levels (which are reflected in the long-term rates of return) and allowance for credit risk premium and additional short-term defaults reflected in the risk discount rate.

b
For 2010, the credit of £115 million for with-profits and other business reflects a decrease in risk discount rates which more than offsets the reduction in fund earned rates, primarily driven by the decrease in gilt rates of 0.4 per cent in the year. In 2009, the charge of £(199) million for with-profits and other business reflects the fact that the risk discount rate has increased significantly more than the earned rate as a result of the revised correlation assumptions, lower equity backing ratio and very low cash return.

6 Costs of terminated AIA transaction

The following costs were incurred in relation to the proposed and subsequently terminated transaction, to purchase AIA Group Limited and related rights issue.
2010
£m
AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284
7 Shareholders' funds (excluding non-controlling interests) - segmental analysis

		2010	2009
	Note	£m	£m
Asian operations
Long-term business:
Net assets of operations - EEV basis shareholders' fundsnote iv		7,445	5,781
Acquired goodwillnote iii		236	80
		7,681	5,861
Asset management:note i
Net assets of operations		197	161
Acquired goodwill		61	61
		258	222
		7,939	6,083
US operations
Jackson - EEV basis shareholders' funds (net of surplus note borrowings of £172
million (2009: £158 million) note 9)		4,799	4,122
Broker-dealer and asset management operationsnote i
Net assets of operations		106	95
Acquired goodwill		16	16
		122	111
		4,921	4,233
UK operations
Insurance operations:
Long-term business operations:
Smoothed shareholders' funds		5,911	5,547
Actual shareholders' funds less smoothed shareholders' funds		59	(108)
EEV basis shareholders' funds		5,970	5,439
Othernote i		33	37
		6,003	5,476
M&G:note i
Net assets of operations		254	173
Acquired goodwill		1,153	1,153
		1,407	1,326
		7,410	6,802
Other operations
Holding company net borrowings at market value	9	(2,212)	(1,780)
Other net assets (liabilities)note i		149	(65)
		(2,063)	(1,845)
Total		18,207	15,273

Representing:	2010 £m			2009 £m
	Statutory IFRS basis shareholders' equity	Additional retained profit on an EEV basis	EEV basis shareholders' equity	Statutory IFRS basis shareholders' equity	Additional retained profit on an EEV basis	EEV basis shareholders' equity
Asian operations	2,149	5,532	7,681	1,462	4,399	5,861
US operations	3,815	984	4,799	3,011	1,111	4,122
UK insurance operations	2,115	3,855	5,970	1,902	3,537	5,439
Total long-term business operations	8,079	10,371	18,450	6,375	9,047	15,422
Other operationsnote ii	(48)	(195)	(243)	(104)	(45)	(149)
Group total	8,031	10,176	18,207	6,271	9,002	15,273

Notes

i     With the exception of the share of the Prudential Staff Pension Scheme (PSPS) deficit attributable to the PAC with-profits fund, which is included in 'Other operations' net assets (liabilities), these amounts have been determined on the statutory IFRS basis. The overall pension scheme deficit, net of tax, attributable to shareholders relating to PSPS is determined as shown below:

	2010	2009
	£m	£m
IFRS basis deficit (relating to shareholder-backed operations)	(10)	(16)
Additional EEV deficit (relating to shareholders' 10 per cent share of the IFRS basis deficit attributable to
the PAC with-profits fund)	(3)	(5)
EEV basis	(13)	(21)

ii
The additional retained profit on an EEV basis for Other operations represents the mark to market value difference on holding company net borrowings of a charge of £(177) million (2009: charge of £(26) million) and the effect of accounting for pension costs for the Prudential Staff Pension Scheme.

iii
The increase in acquired goodwill for Asian long-term business operations from £80 million in 2009 to £236 million in 2010 represents £141 million arising from the acquisition of United Overseas Bank Life Assurance Limited (as shown in note 17) and £15 million for exchange rate movements.

iv
The EEV basis shareholders' funds for Asian long-term business of £7,445 million for 2010 have been determined after including the £(39) million effect of moving from a passive to an active basis of economic assumption setting, as described in note 1b.

8 Analysis of movement in free surplus

Free surplus is the excess of the net worth over the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV Principles. Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 1b(ii).

	2010 £m
	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
Long-term business and asset management operationsnote i	note 13	note ii
Underlying movement:
New business:
Excluding Japan	(643)	-	(643)
Japan	(2)	-	(2)
Total	(645)	-	(645)
Business in force:
Expected in-force cash flows (including expected return on net assets)	1,829	310	2,139
Effects of changes in operating assumptions, operating experience
variances and other operating items	220	-	220
	1,404	310	1,714
Changes in non-operating itemsnote iii	(120)	26	(94)
	1,284	336	1,620
Net cash flows to parent companynote iv	(735)	(200)	(935)
Exchange movements, timing differences and other itemsnote v	134	(12)	122
Net movement in free surplus	683	124	807
Balance at 1 January 2010	2,065	466	2,531
Balance at 31 December 2010	2,748	590	3,338
Representing:
Asian operations	1,045	197	1,242
US operations	1,163	106	1,269
UK operations	540	287	827
	2,748	590	3,338
1 January 2010
Representing:
Asian operations	801	161	962
US operations	749	95	844
UK operations	515	210	725
	2,065	466	2,531

Notes
i	All figures are shown net of tax.

ii	For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' funds as shown in note 7.

iii	Changes in non-operating items

This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.

Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations together with the shareholders' 10 per cent interest in the value movements on the assets in the with-profits funds.

iv	Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.

v	Exchange movements, timing differences and other items represent:
	2010 £m
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movements note 13	78	18	96
Mark to market value movements on Jackson assets backing surplus and required	68	-	68
capitalnote 13
Other	(12)	(30)	(42)
	134	(12)	122

9 Net core structural borrowings of shareholder-financed operations

	2010 £m			2009 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
		note ii			note ii
Holding company* cash and short-term investments	(1,232)	-	(1,232)	(1,486)	-	(1,486)
Core structural borrowings - central fundsnote i	3,267	177	3,444	3,240	26	3,266
Holding company net borrowings	2,035	177	2,212	1,754	26	1,780
Core structural borrowings - PruCapnote iii	250	-	250	-	-	-
Core structural borrowings - Jackson	159	13	172	154	4	158
Net core structural borrowings of shareholder-
financial operations	2,444	190	2,634	1,908	30	1,938

*Including central finance subsidiaries.

	Notes
i	EEV basis holding company borrowings comprise:
		2010	2009
		£m	£m
	Perpetual subordinated capital securities (Innovative Tier 1)	1,491	1,351
	Subordinated debt (Lower Tier 2)	1,372	1,372
	Senior debt	581	543
		3,444	3,266

In May 2009, the Company repaid maturing £249 million senior debt and in the same month the Company issued £400 million subordinated notes in part to replace the maturing debt.
In July 2009, the Company issued US$750 million perpetual subordinated capital securities.

In accordance with the EEV Principles, core borrowings are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the market value adjustment above.

ii    The movement in the mark to market value adjustment represents:

	2010	2009
Mark to market movement in balance sheet:	£m	£m
Beginning of year	30	(821)
Change:
Income statement	164	795
Foreign exchange effects	(4)	56
End of year	190	30

iii The £250 million PruCap bank loan was made in two tranches: £135 million maturing in June 2014 and £115 million maturing in August 2012.

10 Reconciliation of movement in shareholders' funds (excluding non-controlling interests)

	2010 £m
	Long-term business operations
	Asian operations	US operations	UK insurance operations	Total long-term business	Other operations	Group Total
Operating profit (based on longer-term
investment returns)
Long-term business:
New business:
Excluding Japannote 2	902	761	365	2,028	-	2,028
Japan	(1)	-	-	(1)	-	(1)
Total	901	761	365	2,027	-	2,027
Business in forcenote 3	549	697	571	1,817	-	1,817
	1,450	1,458	936	3,844	-	3,844
Asia development expenses	(4)	-	-	(4)	-	(4)
UK general insurance commission	-	-	-	-	46	46
M&G	-	-	-	-	284	284
Asian asset management operations	-	-	-	-	72	72
US broker-dealer and asset management	-	-	-	-	22	22
Other income and expenditure	-	-	-	-	(494)	(494)
Solvency II implementation costs	-	(4)	(7)	(11)	(35)	(46)
Restructuring costs	-	-	(28)	(28)	-	(28)
Operating profit based on longer-term
investment returns	1,446	1,454	901	3,801	(105)	3,696
Short-term fluctuations in investment returnsnote 4	287	(678)	336	(55)	25	(30)
Mark to market value movements on core
borrowingsnote 9	-	(9)	-	(9)	(155)	(164)
Shareholders' share of acturial and other gains and
losses on defined benefit pension schemes	-	-	(5)	(5)	(6)	(11)
Effect of changes in economic assumptionsnote 5	(71)	(1)	62	(10)	-	(10)
Cost of terminated AIA transactionnote 6	-	-	-	-	(377)	(377)
Gain on dilution of holding in PruHealthnote 18	-	-	3	3	-	3
Profit (loss) from continuing operations before
tax (including actual investment returns)	1,662	766	1,297	3,725	(618)	3,107
Tax (charge) credit attributable to shareholders'
profit (loss):note 11
Tax on operating profitnote iii	(329)	(509)	(260)	(1,098)	264	(834)
Tax on short-term fluctuations in investment returns	(12)	325	(91)	222	-	222
Tax on shareholders' share of actuarial and other
gains and losses on defined pension schemes	-	-	-	-	2	2
Tax on effect of changes in economic assumptions	4	-	(17)	(13)	-	(13)
Tax on costs of terminated AIA transactionnote 6	-	-	-	-	93	93
Total tax (charge) credit	(337)	(184)	(368)	(889)	359	(530)
Non-controlling interests	-	-	-	-	(4)	(4)
Profit (loss) for the year	1,325	582	929	2,836	(263)	2,573
Exchange movements on foreign operations
and net investment hedgesnote i	530	124	-	654	5	659
Related tax	-	-	-	-	34	34
Intra-group dividends (including statutory transfer)note v	(365)	(81)	(398)	(844)	844	-
External dividends	-	-	-	-	(511)	(511)
Reserve movements in respect of share-based
payments	-	-	-	-	37	37
Acquisition of UOB Lifenotes iv and 17	79	-	-	79	(79)	-
Investment in operationsnote v	103	-	21	124	(124)	-
Other transfersnote vi	(8)	(16)	(21)	(45)	45	-
Movement in own shares held in respect of share-
based payment plans	-	-	-	-	(4)	(4)
Movement in Prudential plc shares purchased by unit trusts
consolidated under IFRS	-	-	-	-	3	3
New share capital subscribed	-	-	-	-	75	75
Mark to market value movements on Jackson assets backing surplus
and required capital (net of related tax of £37 million)note 13	-	68	-	68	-	68
Net increase in shareholders' equity	1,664	677	531	2,872	62	2,934
Shareholders' equity at 1 January 2010notes ii and 7	5,781	4,122	5,439	15,342	(69)	15,273
Shareholders' equity at 31 December 2010notes ii and 7	7,445	4,799	5,970	18,214	(7)	18,207

Notes
i
Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 2010 and 2009 exchange rates as applied to shareholders' funds at 1 January 2010 and the difference between 31 December 2010 and average 2010 rates for profits.

ii	For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 7) is included in Other operations.

iii	The tax charge attributable to shareholders profit includes an exceptional tax credit of £158 million as detailed in note 11 ii.

iv
The charge of £(79) million for Other operations relating to the acquisition of UOB Life represents cash consideration paid of £(220) million offset by goodwill arising on the acquisition of £141 million (as shown in note 17).

v	Total intra-group dividends and investment in operations represent:
	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m	Other operations £m	Total £m
Intra-group dividends (including statutory transfer)	(365)	(81)	(398)	(844)	844	-
Investment in operationsa	103	-	21	124	(124)	-
Totalb	(262)	(81)	(377)	(720)	720	-

a	Investment in operations reflects increases in share capital.

b
 For long-term business operations, the difference between the total above of £(720) million for intra-group dividends (including statutory transfer) and investment in operations and the net cash flows to parent company of £(735) million (as shown in note 8) primarily relates to timing differences, intra-group loans and other non-cash items.

vi	Other transfers from long-term business operations to Other operations in 2010 represent:
	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m
Adjustment for net of tax asset management projected profits of covered business	(11)	(3)	(20)	(34)
Other adjustments	3	(13)	(1)	(11)
	(8)	(16)	(21)	(45)

11 Tax attributable to shareholders' profit

The tax charge (credit) comprises:
	2010	2009
	£m	£m
Tax charge on operating profit based on longer-term investment returns:
Long-term business:
Asian operationsnote i	329	239
US operations	509	416
UK insurance operationsnote i	260	245
	1,098	900
Other operations	(106)	(34)
Total tax charge on operating profit based on longer-term investment returns, excluding
exceptional tax credit	992	866
Exceptional tax creditnote ii	(158)	-
Total tax charge on operating profit based on longer-term investment returns, including
exceptional tax creditnote ii	834	866
Tax credit on items not included in operating profit:
Tax credit on short-term fluctuations in investment returnsnote iii	(222)	(26)
Tax credit on shareholders' share of actuarial and other gains and losses on defined benefit
pension schemes	(2)	(23)
Tax charge (credit) on effect of changes in economic assumptions	13	(336)
Tax credit on costs of terminated AIA transaction	(93)	-
Total tax credit on items not included in operating profit	(304)	(385)
Tax charge on profit on ordinary activities from continuing operations (including tax on
actual investment returns)	530	481

Notes
i	Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

ii
The tax charge on operating profit based on longer-term investment returns in 2010 of £834 million includes an exceptional tax credit of £158 million which primarily relates to the impact of the settlement agreed with the UK tax authorities.

iii
The tax charge on short-term fluctuations in investment returns for 2010 of £(222) million includes a credit of £52 million for a net present value reduction in US deferred tax liabilities following changes to variable annuity reserving in accordance with revised statutory guidance.

12 Earnings per share (EPS)
	2010	2009
	£m	£m
Operating EPS:
Operating profit before tax	3,696	3,090
Tax excluding exceptional tax credit	(992)	(866)
Non-controlling interests	(4)	(3)
Operating profit after tax and non-controlling interests excluding exceptional tax credit	2,700	2,221
Exceptional tax credit*	158	-
Operating profit after tax and non-controlling interests including exceptional tax credit	2,858	2,221
Operating EPS (pence) excluding exceptional tax credit	106.9p	88.8p
Exceptional tax credit (pence)	6.3p	-
Operating EPS (pence) including exceptional tax credit	113.2p	88.8p

Total EPS:
Profit from continuing operations before tax	3,107	1,743
Tax	(530)	(481)
Discontinued operations (net of tax)	-	(14)
Non-controlling interests	(4)	(3)
Total profit after tax and non-controlling interests	2,573	1,245
Total EPS (pence) including exceptional tax credit	101.9p	49.8p
Average number of shares (millions)	2,524	2,501
The average number of shares reflects the average number in issue adjusted for shares held by employee share trusts and consolidated unit trusts and OEICs which are treated as cancelled.
*The tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

13 Reconciliation of net worth and value of in-force businessnote i
	2010 £m
	Free Surplus	Required capital	Total net worth	Value of in-force business	Total long-term business
	note 8			note iv
Group

Shareholders' equity at 1 January 2010	2,065	2,994	5,059	10,283	15,342
New business contribution:notes ii,iii
Excluding Japan	(643)	461	(182)	1,615	1,433
Japan	(2)	-	(2)	1	(1)
Total	(645)	461	(184)	1,616	1,432
Existing business - transfer to net worth	1,690	(372)	1,318	(1,318)	-
Expected return on existing business	139	84	223	918	1,141
Changes in operating assumptions and experience variances	220	(4)	216	(86)	130
Changes in non-operating assumptions, experience variances and
non-controlling interests	(120)	85	(35)	168	133
Profit after tax and non-controlling interests	1,284	254	1,538	1,298	2,836
from long-term business
Exchange movements on foreign operations and net investment hedges	78	119	197	457	654
Acquisition of United Overseas Bank (UOB) Life	18	48	66	13	79
Intra-group dividends (including statutory transfer) and investment
in operationsnote v	(720)	-	(720)	-	(720)
Mark to market value movements on Jackson assets backing surplus
and required capital	68	-	68	-	68
Other transfers from net worth	(45)	-	(45)	-	(45)
Shareholders' equity at 31 December 2010	2,748	3,415	6,163	12,051	18,214

Representing:

Asian operations

Shareholders' equity at 1 January 2010	801	585	1,386	4,395	5,781
New business contribution:notes ii,iii
Excluding Japan	(278)	84	(194)	866	672
Japan	(2)	-	(2)	1	(1)
Total	(280)	84	(196)	867	671
Existing business - transfer to net worth	500	20	520	(520)	-
Expected return on existing business	103	(9)	94	404	498
Changes in operating assumptions and experience variances	3	(15)	(12)	(40)	(52)
Changes in non-operating assumptions and experience variances and
non-controlling interests	146	1	147	61	208
Profit after tax and non-controlling interests from long-term	472	81	553	772	1,325
business
Exchange movements on foreign operations and net investment hedges	57	76	133	397	530
Acquisition of United Overseas Bank(UOB) Life	18	48	66	13	79
Intra-group dividends (including statutory transfer) and investment
in operationsnote v	(295)	-	(295)	33	(262)
Other transfers from net worth	(8)	-	(8)	-	(8)
Shareholders' equity at 31 December 2010	1,045	790	1,835	5,610	7,445

US operations

Shareholders' equity at 1 January 2010	749	1,405	2,154	1,968	4,122
New business contributionnote ii	(300)	270	(30)	525	495
Existing business - transfer to net worth	692	(329)	363	(363)	-
Expected return on existing business	31	56	87	153	240
Changes in operating assumptions and experience variances	191	18	209	1	210
Changes in non-operating assumptions and experience variances and
non-controlling interests	(192)	42	(150)	(213)	(363)
Profit after tax and non-controlling interests from long-term
business	422	57	479	103	582
Exchange movements on foreign operations and net investment hedges	21	43	64	60	124
Intra-group dividends (including statutory transfer) and investment
in operations	(81)	-	(81)	-	(81)
Mark to market value movements on Jackson assets backing surplus
and required capital	68	-	68	-	68
Other transfers from net worth	(16)	-	(16)	-	(16)
Shareholders' equity at 31 December 2010	1,163	1,505	2,668	2,131	4,799

	2010 £m
	Free Surplus	Required capital	Total net worth	Value of in-force business	Total long-term business
	note 8			note iv
UK insurance operations

Shareholders' equity at 1 January 2010	515	1,004	1,519	3,920	5,439
New business contributionnote ii	(65)	107	42	224	266
Existing business - transfer to net worth	498	(63)	435	(435)	-
Expected return on existing business	5	37	42	361	403
Changes in operating assumptions and experience
variances	26	(7)	19	(47)	(28)
Changes in non-operating assumptions and experience
variances and non-controlling interests	(74)	42	(32)	320	288
Profit after tax and non-controlling interests from long-term business	390	116	506	423	929
Intra-group dividends (including statutory transfer)
and investment in operations note v	(344)	-	(344)	(33)	(377)
Other transfers from net worth	(21)	-	(21)	-	(21)
Shareholders' equity at 31 December 2010	540	1,120	1,660	4,310	5,970

Notes

i     All figures are shown net of tax.

ii    The movements arising from new business contribution and new business capital usage are as follows:

	2010 £m
	Asian operations (excluding Japan)	US operations	UK insurance operations	Total long-term business operations	Japan	Total long- term business operations
New business capital usage	note iii			note iii	note iii
Pre-tax new business contribution note 2	902	761	365	2,028	(1)	2,027
Tax	(230)	(266)	(99)	(595)	-	(595)
Post-tax new business contribution	672	495	266	1,433	(1)	1,432
Free surplus invested in new business	(278)	(300)	(65)	(643)	(2)	(645)
Post-tax new business contribution per £1 million free surplus invested	2.4	1.7	4.1	2.2	(0.5)	2.2

	2009 £m
	Asian operations (excluding Japan)	US operations	UK insurance operations	Total long-term business operations	Japan	Total long-term business operations
	note iii			note iii	note iii
Pre-tax new business contributionnote 2	725	664	230	1,619	(12)	1,607
Tax	(180)	(232)	(64)	(476)	-	(476)
Post-tax new business contribution	545	432	166	1,143	(12)	1,131
Free surplus invested in new business	(231)	(326)	(103)	(660)	(15)	(675)
Post-tax new business contribution per £1 million free surplus invested	2.4	1.3	1.6	1.7	(0.8)	1.7

	2010	2009
Movements arising from new business contribution	£m	£m
Free surplus invested in new business:
Excluding Japan	(643)	(660)
Japan	(2)	(15)
Total	(645)	(675)
Required capital	461	451
Total net worth	(184)	(224)
Value of in-force business	1,616	1,355
Total post tax new business contribution	1,432	1,131

iii   New business contribution and free surplus invested in new business for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group.

iv    The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:
	2010 £m
	Asian	US	UK insurance operations	Group
	operations	operations
Value of in-force business before deduction of cost of capital and guarantees	5,941	2,584	4,635	13,160
Cost of capitala	(321)	(183)	(236)	(740)
Cost of time value of guaranteesb,c	(10)	(270)	(89)	(369)
Net value of in-force business	5,610	2,131	4,310	12,051

	2009 £m
	Asian	US	UK insurance operations	Group
	operations	operations
Value of in-force business before deduction of cost of capital and of guarantees	4,605	2,351	4,181	11,137
Cost of capital	(198)	(175)	(221)	(594)
Cost of time value of guarantees	(12)	(208)	(40)	(260)
Net value of in-force business	4,395	1,968	3,920	10,283

a
The increase in cost of capital for Asian operations from 2009 of £(198) million to £(321) million at 2010 mainly arises from the addition of new business, the effect of changes in economic assumptions resulting from changes in economic factors (including the impact of moving from a 'passive' to 'active' basis as described in note 1b) and the impact of foreign exchange.

b
The increase in the cost of time value of guarantees for US operations from 2009 of £(208) million to 2010 of £(270) million primarily relates to Variable Annuity (VA) business, mainly arising from the new business written in the period, reflecting the significant increase in VA sales.

c
The increase in the cost of time value of guarantees for UK operations from 2009 of £(40) million to 2010 of £(89) million primarily reflects the effects of short-term fluctuations in investment returns together with the reduction in risk free rate of 0.4 per cent.

v
The amounts shown in respect of free surplus and the value of in-force business for Asian and UK operations for intra-group dividends and investment in operations include the impact of contingent loan funding.

14 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2010 and 2009 totals in the tables below for the emergence of free surplus as follows:
	2010	2009
	£m	£m
Required capitalnote 13	3,415	2,994
Value of in-force (VIF)note 13	12,051	10,283
Add back: deduction for cost of time value of guaranteesnote 13	369	260
Other itemsnote	(845)	(865)
	14,990	12,672
Note
"Other items" represents deductions for amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made.

In particular, other items includes the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.
		2010 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2010 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	20+ years
Asian operations	6,329	2,304	1,407	866	591	1,161
US operations	4,078	2,358	1,007	421	173	119
UK insurance operations	4,583	1,792	1,173	755	468	395
Total	14,990	6,454	3,587	2,042	1,232	1,675
	100%	43%	24%	14%	8%	11%

		2009 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2009 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	20+ years
Asian operations	4,911	1,716	1,121	687	455	932
US operations	3,739	2,129	980	364	153	113
UK insurance operations	4,022	1,591	1,035	653	401	342
Total	12,672	5,436	3,136	1,704	1,009	1,387
	100%	43%	25%	13%	8%	11%

15 Sensitivity of results to alternative assumptions

a Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2010 (31 December 2009) and the new business contribution after the effect of required capital for 2010 and 2009 to:

•	one per cent increase in the discount rates;
•
one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

•	one per cent rise in equity and property yields;
•	10 per cent fall in market value of equity and property assets (not applicable for new business contribution);
•	holding company statutory minimum capital (by contrast to economic capital);
•	five basis point increase in long-term expected defaults; and
•	10 basis point increase in the liquidity premium for UK shareholder-backed annuities.
•

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

	2010 £m
	Asian operations (including Japan*)	US operations	UK insurance operations	Total long-term business operations
New business profit for 2010
As reportednote 10	901	761	365	2,027
Discount rates - 1% increase	(111)	(51)	(53)	(215)
Interest rates - 1% increase	(7)	34	(8)	19
Interest rates - 1% decrease	(20)	(40)	8	(52)
Equity/property yields - 1% rise	41	63	12	116
Long-term expected defaults - 5 bps increase	-	-	(13)	(13)
Liquidity premium - 10 bps increase	-	-	26	26
*The impact of the sensitivities above for Japan for 2010 is negligible

	2009 £m
	Asian operations (including Japan)	US operations	UK insurance operations	Total long-term operations
New business profit for 2009
As reported	713	664	230	1,607
Discount rates - 1% increase	(91)	(48)	(43)	(182)
Interest rates - 1% increase	(3)	8	(7)	(2)
Interest rates - 1% decrease	3	(12)	8	(1)
Equity/property yields - 1% rise	31	39	11	81
Long-term expected defaults - 5 bps increase	-	-	(9)	(9)
Liquidity premium - 10 bps increase	-	-	18	18

	2010 £m
	Asian operations	US operations	UK insurance operations	Total long-term operations
Embedded value of long-term operations at 31 December 2010
As reportednote 10	7,445	4,799	5,970	18,214
Discount rates - 1% increase	(643)	(164)	(437)	(1,244)
Interest rates - 1% increase	(220)	(148)	(254)	(622)
Interest rates - 1% decrease	176	103	336	615
Equity/property yields - 1% rise	308	120	227	655
Equity/property market values - 10% fall	(174)	(5)	(339)	(518)
Statutory minimum capital	104	127	5	236
Long-term expected defaults - 5 bps increase	-	-	(87)	(87)
Liquidity premium - 10 bps increase	-	-	174	174

	2009 £m
	Asian operations	US operations	UK insurance operations	Total long-term operations
Embedded value of long-term operations at 31 December 2009
As reportednote 10	5,781	4,122	5,439	15,342
Discount rates - 1% increase	(522)	(146)	(401)	(1,069)
Interest rates - 1% increase	(183)	(137)	(231)	(551)
Interest rates - 1% decrease	231	55	298	584
Equity/property yields - 1% rise	255	82	213	550
Equity/property market values - 10% fall	(147)	(10)	(298)	(455)
Statutory minimum capital	28	123	6	157
Long-term expected defaults - 5 bps increase	-	-	(76)	(76)
Liquidity premium - 10 bps increase	-	-	152	152

b Sensitivity analysis - non-economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2010 (31 December 2009) and the new business contribution after the effect of required capital for 2010 and 2009 to:

• 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
• 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of five per cent would represent a lapse rate of 4.5 per cent per annum); and
• five per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity).

	2010 £m
	Asian operations (including Japan*)	US operations	UK insurance operations	Total long-term business operations
New business profit for 2010
As reportednote 10	901	761	365	2,027
Maintenance expenses - 10% decrease	27	9	5	41
Lapse rates - 10% decrease	81	31	8	120
Mortality and morbidity - 5% decrease	50	7	(20)	37
Change representing effect on:
Life business	50	7	1	58
UK annuities	-	-	(21)	(21)
*The impact of the sensitivities above for Japan for 2010 is negligible
	2009 £m
	Asian operations (including Japan)	US operations	UK insurance operations	Total long-term business operations
New business profit for 2009
As reported	713	664	230	1,607
Maintenance expenses - 10% decrease	19	9	8	36
Lapse rates - 10% decrease	56	34	11	101
Mortality and morbidity - 5% decrease	37	7	(11)	33
Change representing effect on:
Life business	37	7	1	45
UK annuities	-	-	(12)	(12)

	2010 £m
	Asian operations	US operations	UK insurance operations	Total long-term business operations
Embedded value of long-term operations at 31 December 2010
As reportednote 10	7,445	4,799	5,970	18,214
Maintenance expenses - 10% decrease	104	39	48	191
Lapse rates - 10% decrease	293	158	67	518
Mortality and morbidity - 5% decrease	233	81	(181)	133
Change representing effect on:
Life business	233	81	12	326
UK annuities	-	-	(193)	(193)

	2009 £m
	Asian operations	US operations	UK insurance operations	Total long-term business operations
Embedded value of long-term operations at 31 December 2009
As reportednote 10	5,781	4,122	5,439	15,342
Maintenance expenses - 10% decrease	77	33	43	153
Lapse rates - 10% decrease	232	141	70	443
Mortality and morbidity - 5% decrease	169	78	(157)	90
Change representing effect on:
Life business	169	78	11	258
UK annuities	-	-	(168)	(168)

Effect of proposed change in UK corporation tax rates
The 2010 results include the impact of the change in UK corporate tax rate that has been enacted to reduce the rate from 28 to 27 per cent from 1 April 2011. The effect of further reductions in the UK corporate tax rate to reduce the rate by one per cent per annum each year from the effective rate of 27 per cent applied in 2010 to 24 per cent in 2014 would increase the net of tax value of the in-force business of UK insurance operations at 1 January 2010 by around £80 million.

16 Assumptions

(a) Principal economic assumptions

Deterministic assumptions

The tables below summarise the principal financial assumptions:
Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

Equity risk premiums in Asia range from 3.25 per cent to 8.7 per cent (2009: 3.0 per cent to 8.35 per cent). In the US and the UK, the equity risk premium is 4.0 per cent (2009: 4.0 per cent).

Asian operationsnote i	31 Dec 2010%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
	note vi	notes iii,v		notes iii,vi		note vi	notes iv,v	notes iii,vi	note v			note vi
Risk discount rate:
New business	10.45	5.1	13.1	13.0	4.9	7.9	7.0	13.2	5.4	5.0	10.5	18.85
In force	10.45	5.1	13.1	13.0	4.9	8.1	7.1	13.2	6.1	5.2	10.5	18.85
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	-	3.0	2.5	4.0	2.0	1.0	3.0	5.5
Government bond
yield	3.95	3.3	8.1	7.75	1.1	4.6	4.0	6.4	2.7	1.6	3.8	12.1

	31 Dec 2009%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
	note vi	notes iii,v		notes iii,vi		note vi	notes iv,v	notes iii,vi	note v			note vi
Risk discount rate:
New business	11.75	5.5	14.25	13.8	5.1	8.2	9.1	15.75	5.7	7.5	13.0	16.75
In force	11.75	5.7	14.25	13.8	5.1	8.4	9.3	15.75	6.8	7.5	13.0	16.75
Expected long-term
rate of inflation	4.0	2.25	5.0	6.0	-	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond
yield	8.25	3.9	9.25	10.25	1.9	5.5	6.5	9.25	4.25	5.5	6.75	10.25

											Asia total %
											31 Dec 2010	31 Dec 2009
Weighted risk discount rate:note ii
	New business (excluding Japan)										8.4	9.0
	In force										8.1	8.8

Notes
i
In preparing the EEV basis results for 2010 the 'active' basis of economic assumption setting has been applied for all Asian operations.  For 2009 the 'active' basis was applied in preparing the EEV results for Japan, Korea and US dollar denominated business written in Hong Kong, as described in note 1(b).

ii
The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business.

iii
The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.  The risk discount rates shown for Indonesia and Philippines are for local currency denominated business which comprises the largest proportion of the in-force business in those territories.

iv	The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.

v	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:
	31 Dec 2010	31 Dec 2009
	%	%
Hong Kong	7.3	7.9
Malaysia	10.0	12.4
Singapore	8.7	10.2

         To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

vi      In 2009, the Group reconsidered the application of the Group's methodology for certain less established operations, with a consequent change in the risk discount rates used for Indonesia and Korea and a change in the assumed capital requirement to better align with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam.

	31 Dec 2010	31 Dec 2009
US operations (Jackson)%		%
Assumed new business spread margins:note iii
Fixed Annuity business (including the proportion of variable annuity business invested in the general account):note i
First five years:
January to June issues	2.0	2.75
July to December issues	2.0	2.25
Long-term assumption	2.0	2.0
Fixed Index Annuity business:
January to June issues	2.5	3.5
July to December issues	2.5	2.5

Risk discount rate:
Variable annuity	7.8	8.2
Non-variable annuity	5.6	6.2
Weighted average total:note ii
New business	7.6	7.8
In force	6.9	7.2
US 10-year treasury bond rate at end of period	3.3	3.9
Pre-tax expected long-term nominal rate of return for US equities	7.3	7.9
Expected long-term rate of inflation	2.3	2.4

Notes

i
For new business issuances in 2010, the assumed spread margin for fixed annuities and for the proportion of variable annuity business invested in the general account of 2.0 per cent applies from inception for all durations and reflects the combined effects of net annualised yields on new assets of 4.8 per cent and crediting rates. The spread assumptions for 2009 of 2.75 per cent for January to June issuances and 2.25 per cent for July to December issuances, reflected the exceptional combined benefit of high investment yields which were 6.4 per cent for 2009, and lower crediting rates. The assumptions for 2009 included a provision that crediting rates and spreads would normalise in the future. Therefore, the assumption for new business spreads shown above were set at the higher new level for the first five years before reducing over the following 10 years with the valuation of new business taking into account an assumed associated risk of increased lapse under certain interest rate scenarios.

ii
The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The decrease in the weighted average risk discount rates from 2009 to 2010 primarily reflects the decrease in the US 10-year Treasury bond rate of 60 bps, partly offset by a change in the product mix with the 2010 results seeing an increase in the proportion of new and in-force business arising from Variable Annuity business.

iii	Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The expected new business spread margins are determined after allowing for a Risk Margin Reserve (RMR) allowance for 2010 of 26 bps (2009: 28 bps) for longer-term defaults as described in note 1b(iii). The RMR of 26 bps represents the allowance, as at the valuation applied in the cash flow projections of the value of the in-force business.

In the event that longer-term default levels are higher, then unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

The results for Jackson reflect the application of the discount rates shown above, which for 2010 and 2009 reflect the inclusion of an additional allowance for a combination of credit risk premium and short-term default allowance as described in note 1b(iii) and note 5.

In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

	31 Dec 2010	31 Dec 2009
UK insurance operationsnote iv	%	%
Shareholder-backed annuity business:
Risk discount rate:notes i,iv
New business	7.3	8.7
In force	9.9	10.2
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business: note iii
Fixed annuities	5.1	5.6
Inflation-linked annuities	5.2	5.8
Other business:
Risk discount rate:notes ii,iv
New business	6.9	7.7
In force	7.0	7.4
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.0	8.4
Overseas equities	7.3 to 10.2	7.9 to 10.3
Property	6.7	6.7
Gilts	4.0	4.4
Corporate bondsnote iv	5.7	6.1
Expected long-term rate of inflation	3.55	3.7
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.7	6.9
Life business	5.9	6.0

Notes
i	The risk discount rate applied to shareholder-backed annuity business has been determined after allowing for credit risk as detailed in note iv below.

ii	The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

iii	The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.

iv	Credit spread treatment
         For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities.
         For 2010 and 2009 results the assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The risk discount rate in EEV reflects the excess of the total allowance for credit risk over the best estimate default assumptions. For Prudential Retirement Income Limited (PRIL), which has approximately 88 per cent of UK shareholder-backed annuity business, the allowance for credit risk for the in-force business at 31 December 2010 is made up of:

a
16 basis points for fixed annuities and 14 basis points for inflation-linked annuities in respect of long-term expected defaults. This is derived by applying Moody's data from 1970 to 2009 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios.

b
11 basis points for fixed annuities and 9 basis points for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels. This is derived by applying the 95th worst percentile from Moody's data from 1970 to 2009, to the asset portfolios.

c
43 basis points for fixed annuities and 39 basis points for inflation-linked annuities in respect of additional short-term credit risk, reflecting short-term credit rating downgrades and defaults in excess of the long-term assumptions. This element of the overall credit assumption has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions in (a) and (b) above and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults that were experienced in the period. In addition, the assumptions have been updated to reflect changes in the asset mix, arising particularly from the sale of subordinated financial debt and the addition of higher credit quality new business assets (compared to the in-force portfolio).

The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows:
	2010	2009
In-force business	(bps)	(bps)
Bond spread over swap rates	160	175
Credit risk allowance
Long-term expected defaults	16	19
Long-term credit risk premium	10	13
Short-term allowance for credit risk	42	39
Total credit risk allowance2	68	71
Liquidity premium	92	104

	2010	2009
New business1	(bps)	(bps)
Bond spread over swap rates	117	198
Total credit risk allowance2	38	54
Liquidity premium	79	144

Notes

1  The new business liquidity premium is based on the weighted average of the point of sale liquidity premium.
2  For 2010 and 2009, specific assets were allocated to the year's new business with the appropriate allowance for credit risk which was 38 basis points (2009: 54 basis points). The reduced allowance for new business in comparison to that for the in-force book reflects the assets held and other factors that influence the necessary level of provision.
   The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.
      Details are given below of the key characteristics and calibrations of each model.

Asian operations

•     The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

• The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations.

•     The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for 2010 and 2009 ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges for 2010 from 0.9 per cent to 2.4 per cent (2009: 1.3 per cent to 2.4 per cent).

US operations (Jackson)
• Interest rates are projected using a log-normal generator calibrated to the market yield curve at the valuation date;
• Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•     Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for 2010 ranges  from 19.0 per cent to 32.1 per cent, (2009: 18.6 per cent to 28.1 per cent) depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.0 per cent to 2.4 per cent (2009: 1.4 per cent to 1.6 per cent).

UK insurance operations
• Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
• The risk premium on equity assets is assumed to follow a log-normal distribution;
• The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•     Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.
      For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied are as follows:
	2010	2009
	%	%
Equities:
UK	18.0	18.0
Overseas	18.0	18.0
Property	15.0	15.0

b      Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

c      Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. It is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered.
      For Asian life operations, the expenses comprise costs borne directly and recharged costs from the Asia Regional Head Office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges.
      Expenditure of the Regional Head Office that is not allocated to the covered business or asset management operations is charged as incurred. These costs are primarily for corporate related activities. Development expenses are also charged as incurred.
      Corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, are charged to EEV basis results as incurred.

d      Taxation and other legislation
Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

17    Acquisition of United Overseas Bank Life Assurance Limited

On 1 February 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments of SGD67 million (£32 million), of SGD495 million (£220 million).  As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.
      In addition to the amounts above the Group incurred £2 million of acquisition-related costs (excluding integration costs).

Goodwill arising on acquisition
£m
Cash consideration	220
Less: fair value of identifiable net assets acquired	(79)
Goodwill arising on acquisition	141

Goodwill arose on the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These synergies could not be recognised as assets separately from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.
      None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

18 Dilution of holding in PruHealth

On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery have increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding has been reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.
      A gain of £3 million arises upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

19 Sale of the Taiwan agency business in 2009

2009 £m
Profit on sale and results for Taiwan agency business	91

In 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, the Company invested £45 million to purchase a 9.99 per cent stake in China Life through a share placement.  The sale was completed on 19 June 2009.
      The Company retained its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life made in 2009.  At 31 December 2010 the Company's interest in China Life was 8.66 per cent.

The profit on sale and results for the period of ownership comprise:

£m
Proceeds	-
Net asset value attributable to equity holders of Company after the effect of completion and other adjustments and provision for restructuring costs	135
Goodwill written off	(44)
91

Representing:
Profit arising on sale and result for long-term business operations	148
Goodwill written off	(44)
Adjustments in respect of restructuring costs borne by non-covered business	(13)
91

 20 Post balance sheet events

In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million and are intended to finance the repayment of the €500 million Tier 2 subordinated notes in December 2011.

21 New business premiums and contributionsnotes i,ii,iii
	Single		Regular		Annual premium and contribution equivalents (APE)		Present value of new business premiums (PVNBP)
	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m
Group insurance operations
Asia - excl Japannote iii	1,104	785	1,391	1,131	1,501	1,209	7,493	5,982
US	11,417	8,885	22	24	1,164	912	11,572	9,048
UK	5,656	4,768	254	246	820	723	6,842	5,902
Group total - excl Japan	18,177	14,438	1,667	1,401	3,485	2,844	25,907	20,932
Japan note iii	13	57	6	46	7	52	39	263
Group total	18,190	14,495	1,673	1,447	3,492	2,896	25,946	21,195
Asian insurance operations
Hong Kong	107	94	276	232	287	241	1,693	1,414
Indonesia	141	41	269	186	283	190	1,011	671
Malaysia	58	63	198	140	204	146	1,153	814
Philippines	64	14	17	10	23	11	108	39
Singapore	318	297	143	98	175	128	1,357	1,033
Thailand	15	14	25	14	26	16	100	54
Vietnam	1	1	41	35	41	35	148	128
SE Asian operations inc. Hong Kong	704	524	969	715	1,039	767	5,570	4,153
China (Group's 50% interest)	103	72	48	38	58	45	336	253
India (Group's 26% interest)	85	47	180	163	188	168	582	581
Korea	66	38	89	118	96	122	486	568
Taiwan	146	104	105	97	120	107	519	427
Total Asian operations - excl Japan	1,104	785	1,391	1,131	1,501	1,209	7,493	5,982

US insurance operations
Fixed annuities	836	1,053	-	-	84	105	836	1,053
Fixed index annuities	1,089	1,433	-	-	109	143	1,089	1,433
Life	11	10	22	24	23	25	166	173
Variable annuities	9,481	6,389	-	-	948	639	9,481	6,389
Total US insurance operations	11,417	8,885	22	24	1,164	912	11,572	9,048

UK insurance operations
Direct and partnership annuities	593	590	-	-	59	59	593	590
Intermediated annuities	221	242	-	-	22	24	221	242
Internal vesting annuities	1,235	1,357	-	-	124	136	1,235	1,357
Total individual annuities	2,049	2,189	-	-	205	219	2,049	2,189
Corporate pensions	228	192	198	191	221	210	1,099	1,007
Onshore bonds	1,660	1,444	-	-	166	145	1,660	1,444
Other products	774	881	56	55	133	143	1,089	1,200
Wholesalenote iv	945	62	-	-	95	6	945	62
Total UK insurance operations	5,656	4,768	254	246	820	723	6,842	5,902
Group Total - excl Japan	18,177	14,438	1,667	1,401	3,485	2,844	25,907	20,932

Notes

i
The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual Premiums Equivalents (APE) are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts and are subject to roundings. The Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

ii	The table above include new business for the Taiwan bank distribution operation. New business of the Taiwan Agency business, which was sold in June 2009, is excluded from the table.

iii	New business sales for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from the remainder of the Group.

iv	UK wholesale sales for 2010 include amounts for a bulk annuity buy-in insurance agreement with an APE of £88 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 March 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat